EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

	Three Months ended August 31,		Year Ended May 31,
In thousands except ratios	2008	2007	2008	2007	2006	2005	2004
Earnings
Income (loss) from continuing operations before income taxes and changes in accounting principles	$15,389	$26,087	$126,673	$150,491	$(8,814)	$62,255	$59,096
Fixed charges	10,812	7,455	35,012	32,515	38,929	30,044	31,240
Amortization of capitalized interest	578	275	1,201	1,100	1,100	1,100	1,100
Less: Interest capitalized	(1,786)	(6,090)	(26,462)	(12,855)	(1,526)	--	--

Adjusted earnings	$24,993	$27,727	$136,424	$171,251	$29,689	$93,399	$91,436

Fixed charges
Interest expensed and capitalized	$ 8,522	$ 5,781	$ 27,716	$ 25,574	$31,229	$21,824	$21,012
Net amortization of debt discount, premium and issuance expense	509	309	1,251	1,355	1,452	1,709	3,090
Interest portion of rent expense	1,781	1,365	6,045	5,586	6,248	6,511	7,138

Total fixed charges	$10,812	$ 7,455	$ 35,012	$ 32,515	$38,929	$30,044	$31,240

Ratio of earnings to fixed charges	2.31	3.72	3.90	5.27	.76	3.11	2.93

Deficiency of earnings to cover fixed charges	$ --	$ --	$ --	$ --	$ 9,240	$ --	$ --